VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 3:00 a.m. (Eastern Time) on September 10, 2023.
CONTROL #

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE IN PERSON
If you would like to vote in person, please attend the Annual General Meeting be held on Tuesday, September 12, 2023, at 10:00 a.m. (Israel time), at the offices of the Company's Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel, and any adjournment or postponement thereof.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting of Shareholders Proxy Card - ParaZero Technologies Ltd

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

1. To re-elect each of the following persons to serve as director of the Company until the next annual meeting following his/her election, or until s/he ceases to serve in his/her office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier.

Mr. Amitay Weiss	☐ FOR	☐ AGAINST	☐ ABSTAIN
Dr. Roy Borochov	☐ FOR	☐ AGAINST	☐ ABSTAIN
Ms. Tali Dinar	☐ FOR	☐ AGAINST	☐ ABSTAIN
Mr. Moshe Revach	☐ FOR	☐ AGAINST	☐ ABSTAIN

2. That each of that Ms. Naama Falach Avrahamy and Mr. Yigal Shtief be and hereby is elected to serve as an External Director of our Board for a period of three years following the Meeting, and that the compensation she/he is entitled to as described in the proxy statement be and is hereby approved.

2(1). Ms. Naama Falach Avrahamy ☐ FOR ☐ AGAINST ☐ ABSTAIN

2(1)a. Please mark FOR if you are a not a controlling shareholder in the Company and do not have a personal interest in the approval of resolution number 2(1) with respect to Ms. Naama Falach Avrahamy. IF YOU DO NOT MARK "FOR" YOU WILL BE DEEMED TO HAVE A PERSONAL INTEREST IN THIS RESOLUTION.

☐ FOR ☐ AGAINST

(PROPOSALS CONTINUED ON REVERSE)

Date **Signature** **Signature, if held jointly**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

PARAZERO TECHNOLOGIES LTD

Annual General Meeting of Shareholders
September 12, 2023

The shareholder(s) hereby appoint(s) Amitay Weiss, Boaz Shetzer and Yuval Tovias or any of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ParaZero Technologies Ltd that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held on Tuesday, September 12, 2023, at 10:00 a.m. (Israel time), at the offices of the Company's Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted as directed herein. If no direction is given, to the fullest extent permitted under applicable law, this proxy will be voted FOR all items on the agenda, and, in the discretion of the proxies, upon such other business as may properly come before the Annual Meeting of Shareholders.

Meeting materials are available to you to review at: www.parazero.com/ir/AGM

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

2(2). Mr. Yigal Shtief ☐ FOR ☐ AGAINST ☐ ABSTAIN

2(2)a. Please mark FOR if you are a not a controlling shareholder in the Company and do not have a personal interest in the approval of resolution number 2(1) with respect to Ms. Naama Falach Avrahamy. IF YOU DO NOT MARK "FOR" YOU WILL BE DEEMED TO HAVE A PERSONAL INTEREST IN THIS RESOLUTION.

☐ FOR ☐ AGAINST

3). To approve the appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company's independent auditors for the fiscal year ending December 31, 2023 (the "Auditors"), instead of Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, and to authorize the Board, upon the recommendation of the Audit Committee, to determine the Auditors remuneration.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: In their discretion, to the extent permissible under applicable law, the proxies are authorized to vote upon such other business as may property come before the Annual Meeting of Shareholders or any postponement or adjournment thereof.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE
(Continued and to be signed on Reverse Side)